

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

November 10, 2005

By Facsimile and U.S. Mail

John W. Carr, Esq.
Shapiro Buchman Provine Patton LLP
1333 N. California Boulevard, Suite 350
Walnut Creek, CA 94596

> **Re:** **OSE USA, Inc.**
> **Schedule 13E-3 filed by OSE USA, Inc., Orient Semiconductor**
> **Electronics, Ltd., and OSE Acquisition Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 14, 2005**

Dear Mr. Carr:

We have the following comments on the above-referenced filing. Please note that we have limited our review to issues related to Rule 13e-3:

Cover Page

1. You state that the merger will enable you to "provide liquidity to the holders of Minority Shares." Tell us what consideration you gave to the fact that the offer consideration is $0.006 per share in determining that it will provide liquidity, particularly where the common stock traded at $0.04 in the past two quarters, which is 667% of the merger consideration, and as much as $0.103 in the second quarter of this year.

Summary Term Sheet

2. Revise the summary term sheet to disclose the total amount of the $228,600 cash consideration to be paid to unaffiliated security holders in transaction.

Special Factors, page 8

> Alternatives Considered by the Board of Directors, page 8

3. If the forms of transaction described in detail here were the only alternatives considered by the board, revise to clarify. As these transactions may take many forms not discussed here, revise this section to avoid the implication that these are the only ways to conduct these forms of transactions and clarify the reasons you chose this transaction structure. For example, a tender offer does not need to be a third party tender offer, and a tender

offer can result in the company going private merely by reducing the number of shareholders below 300. Because you currently have only 320 shareholders, further clarify why a tender offer was not a viable option. In addition, a reverse stock split can be conducted in any ratio that reduces the number of shareholders of record below 300 and the split would have had a going-private effect. We note you are offering fractions of a penny in consideration. Revise to clarify what impact the amount of consideration to be offered to unaffiliated security holders had on the decision to pursue the transaction in its current form as opposed to the alternatives discussed here. Finally, clarify whether the board considered maintaining the status quo, and if not, why not.

Reasons for the Merger, page 9

4. Revise this section to avoid the embedded lists. Consider providing a chart that discloses the itemized cost savings. Also, provide an itemized breakdown of the "estimated ongoing costs associated with Sarbanes-Oxley compliance of $1,000,000 in 2004 and $400,000 in 2006."

Factors Considered, page 10

5. You state that the board has "deemed the Merger and related termination of our Registration and Periodic Reporting Obligations to be substantively and procedurally fair to, and in the best interests of, our affiliated and unaffiliated stockholders." Revise this disclosure to clarify, if true, that the board has determined (rather than has "deemed") that the going-private transaction is procedurally and substantively fair to your unaffiliated security holders alone, without inclusion of the affiliated security holders in this group. See Item 1014(a) of Regulation M-A. Revise the fairness determination by the boards of Orient and Merger Sub similarly.

6. As stated above, as it appears many shareholders will not receive any consideration in this offer, it is unclear how the board can cite the potential liquidity of the transaction as a factor in favor of the fairness determination. Please revise to clarify.

7. Revise these factors to clarify which factors support the procedural and substantive fairness determinations with respect to the unaffiliated security holders who will receive cash in the transaction. Currently you include in this list factors that appear to favor the company and/or continuing, affiliated security holders, such as the cost savings to be realized by the company going private. Provide similar clarifications with respect to the fairness determinations made by the Orient and Merger Sub boards.

8. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. If a filing person did not consider one or more of the factors material or relevant to its determination, state that and explain why the factor(s) were not deemed important or relevant. See Q&A No. 20 of Exchange Act Release No. 17719 (April 17, 1981). In this regard, we note that the board adopts certain analyses and conclusions of the financial

advisor. A filing person cannot insulate itself from liability by relying upon another's analyses which, by their terms, do not comply with the specific disclosure requirements of Schedule 13E-3. See Item 1014(b) of Regulation M-A and Q&A Nos. 5 and 21 of Exchange Act Release No. 17719. Revise this discussion accordingly. Provide similar clarifications with respect to the fairness determinations made by the Orient and Merger Sub boards.

9. Revise to clarify how the board reached its procedural fairness determination despite the absence of the safeguards in Item 1014(c)-(e) of Regulation M-A. See Q&A No. 21 in Exchange Act Release No. 17719. Provide similar clarifications with respect to the fairness determinations made by the Orient and Merger Sub boards.

10. Revise to clarify what consideration the board, and the affiliates' boards, gave to the fact that the financial advisor has provided its opinion with respect to the company and all of its security holders, rather than the unaffiliated security holders as a distinct group.

Opinion of the Board's Financial Advisor, page 11

11. Revise the first paragraph to provide more information regarding your method of selection of the financial advisor. For example, did you consider other firms and, if so, how many? What criteria were used to reach the final decision? Also, briefly describe the financial advisor's qualifications. See Item 1015(b)(2)-(3) of Regulation M-A.

12. Revise to clarify who determined the price to be paid in the transaction and when. Revise the background section to describe the process by which the price was determined. It appears from the financial advisor's report that the company was considering paying consideration of $0.01 per share. Why did the company reduce the consideration to be paid?

13. Refer to the carryover paragraph on pages 11-12. It appears that, in reaching its fairness opinion, the financial advisor did perform valuation analyses. Please revise or advise.

14. You indicate that the financial advisor weighted the results of the three analyses. Disclose the weight given to each and why.

15. Clarify why "[t]he analyses do not purport . . . to reflect the price that might be obtained in an actual transaction."

16. Disclose the projections provided to the financial advisor by management in this document. Disclose all material assumptions underlying the projections.

17. Disclose the criteria for selecting comparable companies. Disclose whether other companies that met those criteria were not included in the analysis and why.

18. Revise this document to summarize the financial advisor's analyses, rather than referring security holders to the opinion.

19. Revise to disclose the values calculated for the company in each valuation method.

20. Disclose how the financial advisor chose the "forward multiples" and explain the term "forward multiple."

21. Revise the disclosure to explain how the financial advisor chose these analyses to perform, as opposed to other valuation methodologies. Also, please revise the "Speculative Option Analysis" to further clarify the purpose of this analysis.

22. It is unclear why the financial advisor's opinion includes two different prices to be paid in the transaction. Refer to page B-2 and B-6. Please clarify.

23. Eliminate the inappropriate disclaimer in the first paragraph of the "Limiting Conditions" section of the financial advisors opinion. The disclaimer is inconsistent with the disclosure related to the opinion.

24. Disclose the assumptions and limiting conditions related to the engagement of the financial advisor, as referred to in the penultimate paragraph of the financial advisor's opinion.

25. Clarify that the financial advisor has consented to the use of its opinion in this document.

Analysis of the Board of Directors, page 17

26. Revise the heading of this section to clarify which boards of directors' analyses are disclosed here.

27. Clarify how each factor discussed here supports the boards' determination that the transaction is fair to the unaffiliated security holders who will receive cash in the transaction.

28. Given the consideration of $0.006 per share, please clarify how the boards determined that the "negative factors . . . were adequately compensated for by the Cash Consideration and the fact that our stockholders (other than Orient) will no longer be exposed to the business risks faced by the Company and the risks associated with holding relatively illiquid stock and the increasing costs."

General Examples of Potential Effects on the Merger, page 19

29. Revise this section and its heading to disclose all effects of the merger on the company, its affiliates and unaffiliated security holders. Eliminate any characterization of this

discussion as "general examples" or "potential effects." The effects should include a reasonably detailed discussion of the benefits and detriments of the transaction as well as the effect, in both percentages and on a per share basis, of the affiliates' interests in net book value and net earnings. See Item 1013(d) of Regulation M-A and the Instruction to Item 1013.

Background of the Transaction, page 21

30. Revise this section to include a discussion of the background of this transaction. In doing so, describes all meetings, negotiations, contacts, etc. among board members, management and/or the filing persons. Identify the participants in and initiator of each meeting or contact. Disclose the date of each meeting or contact and revise your discussion of meetings to describe the content of those discussions to give readers a better sense of how this transaction evolved. Please note that while the following list is not intended to be exhaustive, the points noted below provide examples of disclosure that should be revised to disclose the following:

   - who first proposed the possibility of going private and the date this occurred
   - the date when management contacted the financial advisor for advice concerning the financial terms of the transaction
   - when the board approved and recommended the proposed merger
   - whether the board considered forming a special committee to negotiate the transaction, and
   - who participated in the discussions regarding the terms of the proposed merger and when those discussions occurred.

31. Also note that each presentation, discussion or report by the financial advisor during the course of the meetings you describe must be summarized in considerable detail in the background section and filed as exhibits pursuant to Item 9 of Schedule 13E-3. This applies to oral as well as written reports and preliminary as well as final reports. Revise to summarize each report prepared by the financial advisors and file each written report as an exhibit to the Schedule 13E-3, or confirm that you have done so.

Appraisal Rights, page 25

32. Revise the bold disclaimer in the second paragraph to clarify that you have summarized all material provisions of the Delaware statute. Eliminate the disclaimer which states that this discussion is "qualified in its entirety by reference to Appendix C."

Material Unites States Federal Tax Consequences, page 27

33. Disclose the tax consequences of the transaction for your affiliates. If your affiliates will have more favorable tax treatment than the unaffiliated security holders and/or will be able to take advantage of net operating loss carryforwards, and these aspects of this

particular structure were reasons for structuring the transaction in this way, then disclose this information as required by Item 1013(a) and (b) of Regulation M-A.

Financial Statements, page 37

34. Please update the financial information.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons, the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from (1) the company, and (2) each of the filing persons acknowledging that

- the company/filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company/filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If you do not agree with a comment, please tell us why in your response. Please note that Rule 14c-5(e) requires you to filed revised preliminary proxy materials that are marked to show changes. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

Sincerely,

Abby Adams
Special Counsel
Office of Mergers and Acquisitions